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EDAP TMS ANNOUNCES STRONG REVENUE PERFORMANCE

FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2004

-- Management To Host a Conference Call to Discuss Its 2004 Third Quarter Results on October 28, 2004 --

Vaulx-en-Velin, France, October 14, 2004 - EDAP TMS S.A. (Nasdaq: EDAP), a global leader in the development, marketing and distribution of a portfolio of minimally-invasive medical devices for the treatment of urological diseases, today announced strong revenue performance for the first nine months of 2004.

As of September 30, 2004, EDAP TMS recorded, at fixed exchange rate, a 21% increase in its total revenues compared to the same period of 2003.

Total revenue amounted approximately EUR 16,1 million for the first nine months of 2004 versus EUR 13,5 million for the same period of last year.

In comparison with the first nine months of 2003, it is to be highlighted:

  an exceptional 158% increase in Ablatherm sales,

  a progression of 123% in Ablatherm treatments sold per procedure, on a mobile or leasing basis,

  an 8% increase in lithotriptors sales on a very mature market.

EDAP, the HIFU Division, recorded an excellent revenue for the period ending September 30, 2004 with a 106% increase in its total revenue directly linked to its HIFU activity compared with the same period of 2003. This major progression confirms the growing recognition of Ablatherm, using HIFU technology to treat localized prostate cancer.

TMS, the UDS & lithotripsy Division, progresses on a mature market. This growth validates EDAP TMS aggressive strategy to gain market shares.

Hugues de Bantel, Chief Executive Officer of EDAP TMS, commented: "The performance of EDAP TMS as of September 30, 2004 confirms our double digit growth objective for the total year 2004. We look forward to commenting and discussing our third quarter and nine months 2004 financial results with our shareholders and the investment community during the conference call to be held on Thursday October 28, 2004, 12:00 noon New York Time, following the Company's post-market press release on Wednesday October 27, 2004."

The conference call will be broadcast live over the internet on our website, in our "investor information" section.

EDAP TMS S.A. is the global leader in the development, production, marketing and distribution of a portfolio of minimally invasive medical devices primarily for the treatment of urological diseases. The Company currently develops and markets devices for the minimally invasive treatment of localized prostate cancer, using High Intensity Focused Ultrasound (HIFU), through its HIFU Division; it is also developing this technology for the treatment of certain other types of tumors. EDAP TMS S.A. also produces and commercializes medical equipment for treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL), via its Urology Devices and Services (UDS) Division. In addition, the Company markets devices for the non-surgical treatment of benign Prostate Hyperplasia (BPH) using Microwave Thermotherapy (TUMT). For more information on the Company, contact our Investor Relations Dept by phone at +33 (0)4 78 26 40 46.

This press release contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission.

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